Exhibit 21

Omega Protein Corporation owns 100% of the common stock of:

—	Protein Finance Company, a Delaware corporation

—	Omega International Distribution Company, a Delaware corporation (formerly named Omega Net, Inc.)

—	Omega Shipyard, Inc., a Delaware corporation

—	Zarpe Trading, Ltd., a Barbados corporation (inactive)

—	Zapata Protein International, a Cayman Island corporation (inactive)

—	Zapata Inversiones Chile, a Chilean corporation (inactive)

—	Omega Protein, Inc., a Virginia corporation

—	Owns 1% of the equity of Omega Protein Mexico S. de R. L. de C.V., a Mexican corporation (“Omega Protein Mexico”)

—	Omega International Marketing Company, a Delaware corporation – owns 99% of the equity of Omega Protein Mexico